EXHIBIT 99.1

Evaxion receives and appeals delisting determination from Nasdaq, remains committed to Nasdaq listing

  As anticipated, Evaxion has received a delisting determination
  The determination has been appealed by Evaxion requesting a hearing on the matter and seeking another 180-day extension to comply with Nasdaq’s equity requirement
  Evaxion remain committed to ensuring compliance and maintain our Nasdaq listing

COPENHAGEN, Denmark, November 13, 2024 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has, as anticipated, received a letter dated November 11, 2024, with a delisting determination from Nasdaq Stock Market LLC (“Nasdaq”) for failure to maintain stockholders’ equity of at least $2.5 million as required by Nasdaq Listing Rule 5550(b)(1).

Evaxion has already appealed the determination by requesting a hearing on the matter and will seek another 180-day extension to comply with Nasdaq’s equity requirement. The appeal will stay any trading suspension of our American Depositary Shares until completion of the Nasdaq hearing process and expiration of any additional extension period granted by the panel following the hearing. During any additional extension, Evaxion intends to regain compliance and maintain its Nasdaq listing, however no guarantee of such compliance can be given.

Following a deficiency letter from Nasdaq received on May 7, 2024, for failure to maintain stockholders’ equity of at least $2.5 million, Evaxion presented a plan to Nasdaq for how to regain compliance and was granted on June 13, 2024, a 180-day extension to comply with the equity requirement. This extension expired on November 4, 2024, prompting the delisting determination as per standard procedure.

As noted in our third quarter 2024 business update of October 31, 2024, we remain committed to ensuring compliance with the Nasdaq minimum stockholder’s equity requirement and to maintain our listing.

We will pursue an increase in stockholder’s equity via a combination of business development income and capital markets activities. However, the current equity market environment, the geopolitical uncertainties and timing of business development activities have impacted timing for the full required increase in stockholder’s equity.

We are in constructive dialogue with Nasdaq regarding the process for regaining compliance, though we cannot guarantee compliance or that an extension will be granted.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.